Exhibit 99.2

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND PLAN OF OPERATIONS

This discussion and analysis of financial condition and plan of operations is prepared as at November 13, 2007 and should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2006 and the unaudited consolidated interim financial statements and notes thereto for the period ended September 30, 2007, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from U.S. GAAP are described in Note 12 to the audited consolidated financial statements for the year ended December 31, 2006. These statements along with additional information relating to Minera Andes are available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2006 on the SEC’s EDGAR system at www.sec.gov. The interim unaudited consolidated financial statements for the three-month and nine-month period ended September 30, 2007 have not been reviewed by the Company’s auditors. Financial condition and results of operations are not necessarily indicative of what may be expected in future periods.

All amounts in this discussion are in U.S. dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed in “Risk Factors Related to Our Business” in Management’s Discussion and Analysis for the year ended December 31, 2006 prepared as at April 17, 2007 available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2006 on the SEC’s EDGAR system at www.sec.gov.

Overview

Minera Andes was incorporated in Alberta in July 1994 and went public in November 1995 through an amalgamation with Scotia Prime Minerals, Incorporated, also an Alberta corporation. We are a reporting issuer in Alberta, British Columbia, Saskatchewan, Ontario and Nova Scotia and trade our common shares on the Toronto Stock Exchange (“TSX”) under the symbol MAI (prior to February 7, 2007 we traded on the TSX Venture Exchange). We are also a Form 40-F filer in the U.S. and trade on the NASD OTC Bulletin Board under the symbol MNEAF.

The principal business of Minera Andes is the exploration and development of mineral properties, located primarily in the Republic of Argentina, consisting of mineral rights and applications for mineral rights, covering approximately 410,000 acres (166,130 hectares) in three provinces in Argentina. We carry out our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program. Following exploration, we either seek to enter joint ventures to further develop these properties or dispose of them if the properties do not meet our requirements. Our properties are all early stage exploration properties, except for the San José mine.

Within our mineral exploration land in Argentina our focus is primarily on gold, silver and copper mineralized targets. In addition, several new exploration properties have been acquired through the filing of mineral applications. These properties reveal numerous similarities to Minera Andes’ San José property in northern Santa Cruz province.

Through our subsidiaries and joint ventures we own a 49% equity interest in Minera Santa Cruz (“MSC”), which owns the San José gold/silver property in Southern Argentina, and a 100% interest in over 10 mineral properties in Argentina. MSC made a formal decision through its board of directors to place the San José project into production in March 2006 and the San José mine entered the commissioning phase of start-up production at the end of third quarter of 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Our management office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Update

During 2006 and through the third quarter of 2007 the company has made significant discoveries in gold, silver, and copper and has made significant progress towards it goal of becoming a silver and gold producer in Argentina. Some of our significant achievements include:

•

The San José mine attained initial production during the third quarter of 2007 with the commissioning and start-up of the mine. Currently, the mining operation is expected to reach full production by year-end and the process plant, which is still in the commissioning phase, is forecast by Minera Andes to reach full capacity in first half of 2008. At the end of the third quarter of 2007, the mines ore stock pile contained 60,000 tonnes and the mine processed 27,494 tonnes of ore with an average head grade of 544 g/t silver and 7.2 g/t gold. A total of 182,000 ounces of silver and 3,290 ounces of gold were produced in the third quarter during the pre-production commissioning phase at San José. Minera Andes owns 49% of the mine through its joint venture with the project operator, a subsidiary of Hochschild Mining PLC (“Hochschild”).

During construction approximately 1,100 people were working at the site and now that construction is complete the mine is staffed by approximately 450 personnel. Based on a 2005 feasibility study at a start-up production rate of 750 tons per day, the mine at full production is forecasted to produce approximately 60,633 of gold and 3.1 million ounces of silver on an annual basis.

•

In 2006, a 21,241-meter drilling program was completed at the San José project primarily on the Kospi vein to add reserves/resources to the project. In September of 2007 a new NI- 43-101 Technical Report by AMEC Americas Limited was completed at the San José mine. The results from the report indicate that the 2006 core drilling program (128 holes totaling 22,047 meters) on the Kospi vein at San José increased silver and gold resources by 62% from the level announced in the October 2005 feasibility study. Surface and underground exploration, development, and drilling at San José project has continued to identify additional reserves and resources that have gone beyond these results reported in the September 2007 Technical Report. Thus, we have commissioned AMEC, our independent engineer, to complete a new NI 43-101 report that is in progress.

•

In 2007, a 38,000 meter exploration drilling program is underway and is designed to test new targets and to develop new reserves and resources on the property to increase mine life and facilitate the expansion of production at the San José project. A total of 8,310 meters were drilled in 31 core holes on the Frea vein. The next phase of drilling has started and will focus on the open ended Frea vein and the targets to the west in the Odin and Ayelen areas.

The Frea vein is located 2 kilometers northwest of the Huevos Verdes vein, and both veins are currently being mined on several levels. Proven reserves of 534,000 tonnes and probable reserves 75,000 tonnes ( totaling 609,000 tonnes grading 9.34 g/t gold and 375 g/t silver) at the Frea vein are currently delineated over a strike length of about 575 meters and to a depth of approximately 350 meters below the surface. The drilling completed this year extends the known mineralization along the Frea vein trend another 500 meters along strike- over an 87% increase in strike length. The highest grade intercepts from this drilling is hole SJD-357 that encountered 100.09 g/t (3.22 ounces per tonne—opt) gold and 1,234 g/t (40 opt) silver over 0.50 meters and hole SJD-341 that encountered 58.66 g/t (1.86 opt) gold and 5,081 g/t (163 opt) silver over 0.68 meters.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•

In May of 2007, we reported the expansion of our high-grade copper discovery at our Los Azules porphyry copper prospect in the San Juan province of northern Argentina. The 2006-2007 field season program completed 11 drill holes totaling 3,714 meters in the copper target. Several holes ended in copper mineralization, including AZ-07-24D that bottomed in 4.2 meters of high-grade containing 1.26% copper. The 2005-2006 field season also completed an eleven hole drill program and returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes.

•

In 2006, MSC arranged an in-house financing facility for up to $55 million, subsequently increased to $61 million, from a Hochschild subsidiary to complete construction of the San José mine. The loan will be repaid only from MSC cash flow eliminating the need for typical bank-required hedging of the gold and silver production. Also the loan is unsecured except for a security interest over Minera Andes’ right to payments from MSC and a charge over MSC’s accounts and money deposited therein. The loan facility was expanded to $65 million after the end of the second quarter to cover additional mine completion costs and we are currently finalizing the terms and conditions of the loan. As at September 30, 2007, $65 million had been advanced to the project.

•

In 2006, our largest shareholder Mr. Robert McEwen, founder and past Chairman of Goldcorp Inc. continued to increase his position in the company by exercising warrants to purchase 2,000,000 shares at Cdn$1.80 per share. Mr. McEwen owns approximately 30% of the issued and outstanding common shares of Minera Andes.

•

An early warrant exercise program received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants on March 19, 2007. The incentive program was for the early exercise of three series of common share purchase warrants of the Company announced December 27, 2006. Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008.

•

In December 2006, we received conditional listing approval to list our common shares on the TSX and we began trading on the TSX in February 2007. Trading on a senior exchange allows more investors to participate in our shares and is expected to benefit all shareholders.

•	We acquired several new exploration land packages in Argentina, and continued to pursue new growth opportunities.

•

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tpd operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date, $5.4 million for two months of sustaining costs, $2.1 million for exploration, $2.9 million for electrical connection to the regional power grid, and the related IVA for each item. The amounts paid for IVA tax are refundable to MSC ratably based on production. An amount of $27.4 million was funded by the MSC shareholders (Hochschild and Minera Andes).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•

During November 2007, a definitive Option Agreement was executed by Minera Andes and Xstrata Copper on the Los Azules project. The Option Agreement consolidates into one package adjoining properties that straddle a large copper porphyry system. Xstrata Copper is one of the commodity business units within Xstrata plc (see subsequent event section for detailed description).

Results of Operations

Third quarter 2007 compared to third quarter 2006

For the third quarter of 2007, our net loss was $0.98 million (1 cent per share) compared with a net loss of $0.78 million (1 cent per share) for the third quarter of 2006. The difference of $0.2 million was caused primarily by an increase in loss on equity investment of $0.2 million.

Mineral property and deferred exploration costs for the three months ended September 30, 2007 amounted to $0.33 million compared to $0.41 million for the same period in 2006. The difference was due primarily to timing of expenditures. Mineral property and deferred exploration costs for the nine months ended September 30, 2007 were $3.11 million compared to $2.41 million for the same period in 2006. The difference of $0.7 million was due to increased exploration and drilling activity primarily at the Los Azules property in 2007.

Summary of Quarterly Results

Quarter ended	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05
Net loss - $	980,211	417,144	1,009,654	8,149,816	777,110	1,277,664	567,849	2,045,649
Basic and diluted loss per common share - $	0.01	0.00	0.01	0.05	0.02	0.01	0.01	0.02

Although comparison of net loss among the different quarters is difficult due to various isolated items that only affected the net loss in particular quarters, there has been a general rise in audit fees, costs of Sarbanes-Oxley compliance, legal fees related to increased business activity, and increases in the loss on our equity investment in MSC related to MSC’s increased activity. The quarters ended December 31, 2006 and December 31, 2005 show additional losses due primarily to stock option compensation of approximately $5.1 million and $0.8 million, respectively, plus a write-off of mineral properties and deferred exploration costs of $1.7 million during the quarter ended December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Contractual Obligations, Contingent Liabilities and Commitments

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

Our lease and loan obligations as at September 30, 2007 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
Long-Term Debt (1)	$39,350,000	$—	$39,350,000	$—	$—
Operating Lease Obligations (2)	100,329	17,817	82,512	—	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	$39,450,329	$17,817	$39,432,512	$—	$—

(1)	Long-term debt consists of a bank loan of $7,500,000 and a project financing facility of $31,850,000. The bank loan is due in March 2009. The project financing facility loan will be paid out of cash flow from the San José mine. Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild lends 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. See Note 4b in the December 31, 2006 audited consolidated financial statements for additional details.

(2)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of September 30, 2007 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tpd operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date, $5.4 million for two months of sustaining costs, $2.1 million for exploration, $2.9 million for electrical connection to the regional power grid, and the related IVA for each item. The amounts paid for IVA tax are refundable to MSC ratably based on production. Minera Andes paid its 49% pro rata share of these costs in October of 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Outstanding Share Data (as at November 13, 2007):

Class and Series of Security	Number Outstanding		Expiry Date of Convertible Securities	Relevant Terms
Common shares	166,832,517
Stock options	10,445,000 (vested	)	Various (December 5, 2008 to March 21, 2013)	Exercisable for one common share each at Cdn$0.31 to Cdn$1.73
Purchase warrants	11,389,522		Various (September 19, 2008 to March 22, 2010)	Exercisable for one common share each at Cdn$0.50 to Cdn$2.41

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

Due to the nature of the mining business, the acquisition, exploration, and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the sale of equity securities, debt, and joint venture arrangements. We expect to use similar financing techniques in the future, however we cannot assure you that we will be successful in our financing activities in the future. Our ability to continue in operation is dependent on our ability to secure additional financing, and while we have been successful in doing so in the past we cannot assure you that we will be able to do so in the future. Management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability to continue as a going concern. Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our consolidated financial statements for the year ended December 2006, that would express substantial doubt as to our ability to continue as a going concern.

Our exploration and development activities and funding opportunities, as well as those of our joint venture partner, may be materially affected by precious and base metal price levels and changes in those levels. The market prices of precious and base metals are determined in world markets and are affected by numerous factors which are beyond our control.

At September 30, 2007, we had cash and cash equivalents of $1.6 million, compared to cash and cash equivalents of $2.2 million as of December 31, 2006. Working capital at September 30, 2007 was $0.9 million compared with $1.6 million at December 31, 2006. Net cash used in operating activities during the nine months ended September 30, 2007 was $1.0 million compared with net cash used in operating activities of $1.2 million for the nine months ended September 30, 2006. Investing activities used $14.8 million in the period ended September 30, 2007 compared with $12.9 million used in the same period of 2006. The cash used in investing activities in both 2006 and 2007 was primarily for investment in the San José project and for expenditures for the drilling program at the Los Azules property.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

In the nine months ended September 30, 2007, we issued 1,305,000 common shares for the exercise of stock options and 8,873,102 common shares for the exercise of purchase warrants for net proceeds of $7.7 million.

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of $3.3 million (Cdn$3.9 million) through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

The early exercise incentive program pertained to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the exercise incentive program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table set forth the number of warrants exercised pursuant to the early exercise incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the exercise incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles to holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of the New Warrants, as at March 19, 2007, was calculated to be $293,379 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.97%; expected volatility of 62.99% and an expected life of 18 months. The fair value of the warrants was recorded as an increase to accumulated deficit with a corresponding increase to contributed surplus.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. See Note 3 in the consolidated financial statements for additional details. In October 2007, we received a two-year loan facility from Macquarie Bank Limited for $10,000,000 of which $8,526,000 was for the development of the San José project and $1,474,000 was for general corporate purposes. This loan is an additional tranche on the previous facility with Macquarie Bank. (See Subsequent Events below.)

Related Party Transactions

During the three-month and nine-month periods ended September 30, 2007 we incurred legal fees to a firm in which a director and officer was an associate totaling $16,017 and $45,489, accordingly (three-month and nine-month periods ended September 30, 2006 – $13,397 and $42,399, accordingly). This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. The most significant accounting policies that are most important to the portrayal of our current financial condition and results of operations relates to mineralization and deferred development costs. Other accounting policies are disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006. These financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If a mineral property is put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a mineral property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Change in Accounting Policies

Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook Section 3855, Financial Instruments- Recognition and Measurement; Section 1530, Comprehensive Income; Section 3865, Hedges and Section 3861, Financial Instruments- Disclosure and Presentation. While the new rules resulted in changes to how the Company accounts for its financial instruments, there were no impacts on the Company’s current quarter financial results. For a description of the new accounting rules, see Note 1 to the unaudited Consolidated Financial Statements for the quarter ending September 30, 2007.

Subsequent Events

a.	Loan from Macquarie Bank Limited

In October 2007, Minera Andes received a loan facility from Macquarie Bank Limited (“Macquarie Bank”, Australian Stock Exchange, ASX: MBL) of US$10 million. The main purpose of the facility was to provide additional funding to Minera Andes for its 49% portion of the costs of the exploration, sustaining capital, cost overruns and expansion related costs of the MSC project that entered its production commissioning phase in the third quarter of 2007.

The debt financing was primarily for Minera Andes’ 49% share of the October cash call from MSC of $17.4 million for costs of mine construction, expansion of the exploration program which includes drilling new targets, expanding the reserves and resources, and for general working capital. In October 2007 Minera Andes sent funds of $8.53 million to MSC to fund its 49% portion of the cash call.

The commercial terms of the loan include a facility fee of 1.75% of the principal amount of the loan and interest of LIBOR plus 2.75% p.a., currently totaling approximately 7.79% p.a. and matures on September 30, 2009. In addition, Minera Andes has issued share purchase warrants to acquire 4,066,390 Common Shares of Minera Andes at an exercise price of Cdn$2.41 per share. The warrant exercise price was calculated at a 20 percent premium to the volume weighted average of Minera Andes’ common stock determined from the ten business days prior to October 22, 2007. The warrants issued are exercisable until September 30, 2009 the same term as the loan. The warrants and the underlying common shares will have a hold period until February 25, 2008. A success fee of $100,000, being one percent of the principal amount of the facility, is payable to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

b.	Cash Call from MSC

On November 5, 2007, the board of MSC approved project capital increases of $42.5 million. These costs are related to the fact that the processing facility at San José is taking longer than anticipated to reach commercialization requiring $34.1 million in funds to replace the deficit in the planned operating cash flow and capital costs have increased by $9.2 million due primarily to plant construction and the processing plant. To fund these costs, on November 5, 2007, Minera Andes received an MSC cash call and its portion is $15.93 million due on January 5, 2008. An additional $4.9 million may be due by Minera Andes if local debt financing for MSC is not available.

Our covenants with Macquarie Bank Limited require us to have 100% of the cash calls made by MSC and not yet paid plus three months budgeted expenditures. On November 5, 2007, we did not meet this covenant but we are presently working to rectify this situation.

c.	Option Agreement on Los Azules

Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper have contributed their respective properties into the Option Agreement. Under the Option Agreement, MASA has the right to earn a 100% interest in Xstrata Copper’s property by spending at least US$1.0 million on the property by November 2010, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If in the opinion of Xstrata Copper, the preliminary assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then Xstrata Copper will have a right to earn a 51% interest in the combined properties (“the Back-in Right”). To satisfy the conditions of the Back-in Right, Xstrata Copper must assume control and responsibility for the combined properties, make a cash payment to Minera Andes of three times MASA’s expenditures incurred on the combined properties after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the preliminary assessment does not, in Xstrata Copper’s opinion, meet the criterion contemplated above, Xstrata Copper’s interest would be limited to a right of first refusal on a sale of the combined properties, or any part thereof. All lands that make up the combined properties’ mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

If Xstrata Copper advises MASA of its intention to exercise Xstrata Copper’s Back-in Right for a 51% interest, Minera Andes will be required to form a new Argentinean operating company and transfer the combined properties to the operating company. Following the completion of its Back-in Right, Xstrata Copper will also be required to use commercially reasonable efforts to obtain project financing for the development of a mine as contemplated by the bankable feasibility study. If the project financing arrangements are accepted by MASA and such financing completes, Xstrata Copper will earn an additional 4% interest in the project, thereby reducing MASA’s interest from 49% to 45%. If project financing is not available or not accepted by MASA, the project may proceed without third party financing.

MASA and Xstrata Copper are to use good faith efforts to negotiate and execute a shareholders’ agreement governing the operating company after the date that Xstrata Copper notifies MASA of its intention to exercise the Back-in Right. The activities that may be undertaken by the operating company while Xstrata Copper is completing its back-in and thereafter, until a shareholders agreement is signed, will be limited to those activities necessary to deliver the Bankable Feasibility Study. From the date that Xstrata Copper satisfies the conditions of the Back-in Right up until the date on which a shareholders agreement is signed, each of MASA and Xstrata Copper will have a right of first refusal over any bona fide offer received by the other party from a third party purchaser (other than an affiliate) to purchase any of its interest, directly or indirectly, in the project.

The obligation of Xstrata Copper to seek project financing and the limitations placed on the operating company will cease if MASA transfers, directly or indirectly, its interest in the project (other than to an affiliate) or in the event of a change of control of MASA, regardless of whether MASA and Xstrata Copper have entered into a shareholders agreement.

The obligations of MASA under the Option Agreement are guaranteed by Minera Andes and the obligations of Xstrata Copper are guaranteed by Xstrata Queensland Limited. Minera Andes is prohibited from entering into certain transaction resulting in its disposing its interest in the project or a certain portion of its interest in Minera Santa Cruz S.A., unless the acquiror assumes Minera Andes’ guarantee obligations under the Option Agreement.